EnCana updates oilsands marketing initiatives
Valero’s Ohio refinery upgrader initiative not proceeding
CALGARY, Alberta (December 15, 2005) — EnCana Corporation’s (TSX, NYSE: ECA) partnership EnCana Midstream & Marketing and Valero Energy Corporation (NYSE: VLO) have completed their previously-announced study of the conversion of Valero’s Lima, Ohio refinery to process Canadian heavy oil. Given the anticipated project costs and Valero’s other strategic investment opportunities, it has been decided that the Lima conversion project will not proceed.
EnCana continues to evaluate other marketing options that will help expand the development of its large oilsands resource. In November, EnCana announced plans to examine a number of proposals from other oil companies, including major multinationals, integrated producers and international oil companies, who are interested in participating in the development of EnCana’s oilsands assets. EnCana is willing to consider creative business opportunities, including equity investments, farm-ins, asset swaps, long-term bitumen supply agreements and the integration of upstream and downstream assets, to achieve value recognition and accelerate the development of its large oilsands resource.
“While we believe the Lima refinery conversion had the potential to be a viable part of our integrated oilsands strategy, we have for several months been investigating other ways to advance our oilsands development. More than 20 companies expressed interest in our oilsands initiatives and substantive proposals of interest to EnCana were received by the November 30th due date for our consideration. We are encouraged by these proposals and are now evaluating them. We plan to proceed with a short list early in 2006,” said Bill Oliver, President of EnCana’s Midstream & Marketing.
“We are also continuing to work on transportation arrangements to advance our oilsands development. Earlier this year we signed an agreement that will enable us to tap into the world diluent supply by importing up to 25,000 barrels per day of offshore diluent through Methanex Corporation’s Kitimat, British Columbia facility. This added diluent supply will help transport our growing oilsands production in northeast Alberta to market,” Oliver said.
EnCana announced in November that it is developing plans to expand oilsands production to a potential production rate of 500,000 barrels per day in the next 10 years, which is more than a ten-fold increase from the current 47,000 barrels per day of production. With 1.2 million acres of oilsands lands that contain an estimated 40 billion barrels of original oil in place, EnCana is confident it can profitably accelerate the development of this tremendous oilsands resource.
EnCana Corporation
With an enterprise value of approximately US$50 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements in this news release include, but are not limited to: future economic and operating performance; anticipated growth and success of resource plays and the expected characteristics of resource plays; projected production from oilsands resources in 2005, 2006 and beyond, including in 2015; the potential benefits of importing offshore diluent and its effect on transportation; anticipated costs; anticipated capital requirements, project rates of return and estimated project life; estimates of original oil in place and recoverable resources; anticipated business opportunities, joint ventures and partnerships in connection with oilsands resources development, including in 2006; anticipated strategies for reducing risk, enhancing value, accelerating development and realizing attractive returns from the company’s bitumen resources; estimates of recoverable oil in place; anticipated drilling; references to potential exploration; anticipated growth potential of the company’s resource play portfolio; and anticipated total resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:
FOR FURTHER INFORMATION:

Investor contact:	Media contact:
EnCana Corporate Development

Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

3